Exhibit 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2017	2016	2015
Earnings:
Net earnings before income taxes	$102.7	$197.3	$214.5
Less: capitalized interest	(5.1)	(2.9)	(1.5)
Plus: fixed charges	65.0	41.1	26.5
	$162.6	$235.5	$239.5

Fixed Charges:
Interest charges	$52.9	$34.1	$21.5
Capitalized interest	5.1	2.9	1.5
Plus interest factor in operating rent expense	7.0	4.1	3.5
	$65.0	$41.1	$26.5

Ratio of earnings to fixed charges	2.50x	5.73x	9.04x